FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November, 2007

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

Expressed in Canadian Dollars

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the company have been prepared by and are the responsibility of the company’s management.

The company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

MAX RESOURCE CORP. (An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited, prepared by management) (Expressed In Canadian Dollars)

		September 30,	December 31,
		2007	2006

ASSETS

	CURRENT
	Cash	$89,110	$880,201
	Short-term investments	7,775,000	-
	Taxes recoverable, accounts receivable and prepaids	112,532	24,212
		7,976,642	904,413

	RECLAMATION BONDS	28,444	-
	MINERAL PROPERTIES (Note 3)	2,927,960	1,371,697
	EQUIPMENT, net of accumulated amortization of $3,855	398	470

		$10,933,444	$2,276,580

LIABILITIES

	CURRENT
	Accounts payable and accrued liabilities	$76,736	$58,451

		76,736	58,451

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued and outstanding:	21,277,312 common shares	12,946,682	4,337,082
	SHARE PURCHASE WARRANTS (Note 5)	288,562	5,828
	CONTRIBUTED SURPLUS (Note 5)	887,791	389,517
	DEFICIT	(3,266,327)	(2,514,298)

		10,856,708	2,218,129

		$10,933,444	$2,276,580

NATURE OF OPERATIONS (Note 1)

APPROVED BY THE DIRECTORS:

“PAUL JOHN”	“STUART ROGERS”
Paul John – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these consolidated financial statements

MAX RESOURCE CORP.

STATEMENTS OF LOSS AND DEFICIT

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

	Three months ended Sept. 30, 2007	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2007	Nine months ended Sept. 30, 2006

EXPENSES
Amortization	$24	$30	$72	$90
Consulting	13,131	9,930	36,724	26,142
Consulting – stock based compensation	102,343	4,563	125,988	13,813
Investor relations – stock-based compensation	26,877	-	26,877	-
Management fees (Note 4)	30,000	15,000	60,000	45,000
Office and general	2,947	487	7,679	7,867
Professional fees	12,464	1,699	33,454	24,949
Officers and directors - Stock-based compensation	345,409	50,188	345,409	121,043
Transfer agent, filing fees and shareholder relations	117,386	45,074	233,747	187,419
Travel and promotion	13,828	1,737	24,947	15,958

LOSS BEFORE THE FOLLOWING	(664,409)	(128,708)	(894,897)	(442,281)

Foreign exchange gain (loss)	8,102	-	6,815	-
Interest Income	87,967	6,372	136,053	13,770
Write-off of mineral properties (Note 3)	-	(218,125)	-	(218,125)

NET LOSS FOR THE PERIOD	(568,340)	(340,461)	(752,029)	(646,636)

DEFICIT, BEGINNING OF PERIOD	(2,697,987)	(2,098,315)	(2,514,298)	(1,792,140)

DEFICIT, END OF PERIOD	(3,266,327)	$(2,438,776)	$(3,266,327)	$(2,438,776)

BASIC AND DILUTED LOSS PER COMMON SHARE	(0.027)	(0.030)	$(0.046)	$(0.060)

WEIGHTED NUMBER OF COMMON SHARES OUTSTANDING	21,238,182	11,307,219	16,256,649	10,675,391

 MAX RESOURCE CORP.

STATEMENTS OF CASH FLOWS

(Unaudited, prepared by management)

 (Expressed In Canadian Dollars)

	Three months ended Sept. 30, 2007	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2007	Nine months ended Sept. 30, 2006

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Net loss for the period	$(568,340)	$(340,461)	$(752,029)	$(646,636)
Adjust for items not involving cash:
Amortization	24	30	72	90
Non-cash expense – stock based compensation	474,629	54,751	498,274	134,856
Write-off of mineral properties	-	218,125	-	218,125

	(93,687)	(67,555)	(253,683)	(295,565)
Changes in non-cash working capital items:
(Increase) decrease in prepaid expenses, accounts receivable and taxes recoverable	2,206	(8,266)	(88,314)	(8,031)

Increase in property advance	-	(27,473)	-	-
Increase (decrease) in accounts payable	(6,731)	(12,092)	8,723	(17,988)

CASH USED IN OPERATING ACTIVITIES	(98,212)	(115,386)	(333,274)	(319,584)

FINANCING ACTIVITIES
Advances from (repayments to) related parties	-	-	-	-
Issuance of common shares for cash	24,753	-	8,650,334	898,200

	24,753	-	8,650,334	898,200

INVESTING ACTIVITIES
Reclamation bonds	-	-	(18,888)	-
Short-term investments	725,000	-	(7,775,000)	-
Mineral properties acquisition and exploration costs (Note 3)	(960,987)	(25,870)	(1,314,263)	(186,680)

	(235,987)	(25,870)	(9,108,151)	(186,680)

INCREASE IN CASH DURING THE PERIOD	(309,446)	(141,256)	(791,091)	391,936

CASH, BEGINNING OF PERIOD	398,556	1,098,917	880,201	565,725

CASH, END OF PERIOD	$89,110	$957,661	$89,110	$957,661

OTHER NON-CASH TRANSACTIONS:

During the nine month period ended September 30, 2007 the Company issued 200,000 shares for mineral properties at $1.21 per share.  During the nine month period ended September 30, 2006 the Company issued 100,000 shares for mineral properties at $0.40 per share.

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding common share capital on a four for one basis. The Company’s name was changed to Max Resource Corp. on May 14, 2004.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent upon attaining profitable operations from its mineral property activities.  To date, the Company has not generated any revenues from operations and will require additional funds to meet its obligations and the costs of its operations.  As a result, significant losses are anticipated prior to the generation of any profits.

The Company's future capital requirements will depend on many factors, including costs of exploration of the properties, cash flow from operations, and competition and global market conditions. The Company's anticipated recurring operating losses and growing working capital needs will require that it obtain additional capital to operate its business.

The Company will depend almost exclusively on outside capital to complete the exploration and development of its mineral properties. Such outside capital will include the sale of additional stock.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional stock by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, its business and future success may be adversely affected.

Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability.  Accordingly, these factors raise substantial doubt about the Company’s ability to continue as a going concern.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  Except as indicated in Note 9, they also comply, in all material respects, with accounting principles generally accepted in the United States.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Max Resource, Inc., a Nevada company, which was incorporated on August 24, 2005.  All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property interests and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral Properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect actual, present, or future values.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or charged to operations.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.  Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine using the units of production method.

Equipment

Equipment is recorded at cost with amortization being provided using the declining balance basis at 20% per annum.

Loss per Share

The Company is using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Stock-based Compensation

The Company has granted stock options to directors and employees as described in Note 5.  The Company adopted the accounting standards of the Canadian Institute of Chartered Accountants (“CICA”) regarding stock-based compensation and other stock-based payments.  The standard requires that all stock-based awards be measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

The Company’s financial instruments consist of cash, and accounts payable and accrued liabilities .  The fair value of the Company’s financial instruments are estimated by management to approximate their carrying values due to their immediate or short-term maturity.

Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

Risk Management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations; however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

The Company is not exposed to significant credit concentration or interest rate risk.

Translation of Foreign Currency

Balances denominated in foreign currencies are translated into Canadian dollar equivalents as follows:

i.

Monetary assets and liabilities at year end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the year.

The Company's subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at the average exchange rate for the period.  Translation gains and losses are reflected in loss for the year..

Asset Retirement Obligations

The Company has adopted the CICA Handbook section 3110, Asset Retirement Obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.  Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.  Management is of the opinion that the Company does not have any asset retirement obligations at this time.

Mineral property related retirement obligations are capitalized as part of deferred exploration and development costs.

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

NOTE 3.

MINERAL PROPERTIES

	December 31, 2006	Additions	Write-down	September 30, 2007
Acquisition costs:
Target Claims, NWT	$ 91,000	$ -	$ -	$ 91,000
Gold Hill, Alaska	382,897	-	-	382,897
MacInnis Lake, NWT	110,000	-	-	110,000
C de Baca, NM	82,547	14,326	-	96,873
Diamond Peak, NV	41,462	1,725	-	43,187
Nustar Claims, Arizona	-	440,454	-	440,454
Ravin, NV	-	60,681	-	60,681

	707,906	517,186	-	1,225,092

Exploration costs:
Target Claims, NWT	57,098	-	-	57,098
Gold Hill, Alaska	346,631	712,126	-	1,058,757
MacInnis Lake, NWT	243,515	130,792	-	374,307
C de Baca, NM	16,546	192,536		209,082
Nustar Claims, Arizona	-	1,426	-	1,426
Ravin, NV	-	2,198	-	2,198

	663,790	1,039,077		1,702,868

	$ 1,371,696	1,556,263		$ 2,927,960

Target Claims, Northwest Territories, Canada

Effective January 15, 2003 the Company entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada (the “Target 2 Claim”).  During 2003, the Company acquired its interest in the Claim by making cash payments totalling $15,000, issuing 200,000 common shares at a price of $0.20 each and agreeing to incurring a minimum of $100,000 (subsequently revised to $50,000) in exploration expenditures on the Claim, which were required to be made on or before December 31, 2004.

By agreement dated April 16, 2003, the Company obtained the right to acquire a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”). To earn its interest during 2003, the Company paid $15,000 and issued 200,000 common shares at a price of $0.38 per share.

During the fiscal year ended December 31, 2005 the Company elected to write-off the Target 2 Claim as it does not intend to do any further work on that property.  This resulted in the write-down of $55,000 in acquisition costs and $2,000 in deferred exploration costs.  The Company intends to maintain the Target 1 Claim.

During the nine month period ended September 30, 2007 the Company did not incur any exploration costs on the Target Claim.

NOTE 3.

MINERAL PROPERTIES (continued):

Gold Hill Property, Alaska

During 2004 the Company entered into an option agreement to acquire an interest in the Gold Hill Property near Cantwell, Alaska.  Under the terms of the option agreement, the Company paid $45,173 (US$33,200) in acquisition costs and a further $18,518 (US$15,000) in advance royalties and issued 100,000 common shares valued at $47,000 and 100,000 warrants valued at $19,724 exercisable at $0.47 per share for a two year period.  In order to maintain the Option, the Company issued an additional 200,000 common shares effective December 31, 2004 at a value of $74,000 and a further 200,000 common shares during the year ended December 31, 2005 at a value of $120,000.

The Company will assume all of the optionor’s obligations under their lease with GCO Minerals Corp. (“GCO”) which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds), as amended:

Year               Work Commitment                      Advance Royalty

2004               $100,000 (incurred)                    $    5,000 (paid)

2005                 150,000 (incurred)                        15,000 (paid)

2006                 deferred to 2007

                      25,000 (paid)

2007                 250,000                                         25,000 (paid subsequent to December 31, 2006)

2008                 250,000                                         50,000

2009                 500,000                                         75,000

2010                 500,000                                       100,000

2011

           500,000                                       100,000

Upon exercise of the option, the Company can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”) and back-in rights to GCO that would allow GCO to buy back up to a 30% interest in the Gold Hill claims by paying the Company the lesser of US$5,000,000 or 300% of all costs incurred to completion of a Feasibility Report.  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, the Company will pay to the optionor an additional NSR of 1%.

During the nine month period ending September 30, 2007 the Company incurred the following exploration costs on the Gold Hill Property:

Consulting	$ 69,719
Drilling	366,921
Field expenses	258,512
Licenses and permits	2,954
Travel	14,020
$ 712,126

MacInnis Lake, Northwest Territories, Canada

The Company entered into an option agreement dated April 1, 2005, as amended April 11, 2006, with Alberta Star Development Corp. (“Alberta Star”) whereby the Company can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories.  The terms of the option agreement call for payments as follows:

(i)

cash payments totalling $30,000 (paid);

(ii)

the issuance to Alberta Star of 200,000 common shares of the Company upon Exchange acceptance for filing (issued) and

(iii)

work commitments totalling $2,000,000 over a five year period ($750,000 on or before April 1, 2007; $250,000 thirty months from April 1, 2005; $250,000 on or before April 1, 2008; $250,000 on or before April 1, 2009 and $500,000 on or before April 1, 2010).

The terms of the option agreement call for the Company to earn a 25% interest in the MacInnis Lake Project upon making the payments in (i) and (ii) above together with the first $1,000,000 in work commitments.  The Company may earn a further 25% interest when it completes the $2,000,000 in work commitments.  The MacInnis Lake property is subject to a 2% NSR royalty.  Upon full exercise of the option, the parties agree to enter into a joint venture agreement.  Alberta Star will act as operator on the MacInnis Lake project for the term of the option agreement.

The Company spent $5,792 for geological consulting and $125,000 for a geophysical survey on the MacInnis Lake project during the nine month period ended September 30, 2007.

NOTE 3.

MINERAL PROPERTIES (continued):

Diamond Peak, Nevada, United States

On May 9, 2006 the Company entered into an Option Agreement to acquire a 100% interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust of Reno, Nevada.  The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for the Company.  The terms of the Option Agreement call for the issuance to the Wendt Family Trust of 100,000 escrowed shares (issued) of the Company valued at $40,000 and the following rental payments:

Date

Payment Amount

Upon execution of this Agreement

$ 25,000 (U.S.) (paid)

First anniversary of Effective Date

$ 35,000 (U.S.)

Second anniversary of Effective Date

$ 45,000 (U.S.)

Each anniversary thereafter for 10 years

$ 50,000 (U.S.)

The Company may purchase the property for US$300,000.   If the option to purchase the property is exercised during the term of the rental payments, no further property rental payments will be due.  The Diamond Peak property will be subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the property.

On May 15, 2006, the Company entered into a mineral property option agreement with Kokanee Placer Ltd. (“Kokanee”), a British Columbia company, whereby it granted Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of a cash payment of US$25,000 (paid) and the issuance of 100,000 shares of Kokanee to the Company upon completion of Kokanee’s public listing.  In addition, the following annual payments and share issuances are due from Kokanee to the Company:

On the first anniversary date of this Agreement:

(a)

Issue 200,000 shares of Kokanee to the Company and pay US$35,000 to the Company (which was paid during the current period).

On the second anniversary date of this Agreement:

(a)

Issue 300,000 shares of Kokanee to the Company; and

(b)

Either pay US$45,000 to the Company or issue the greater of either 300,000 common shares of Kokanee or that number of shares of Kokanee which are valued at US$45,000.

On the third anniversary date of this Agreement, either pay US$100,000 to the Company or issue to the Company either 600,000 common shares or that number of shares of Kokanee which are valued at US$100,000, whichever is greater.

On commencement of commercial production, issue 1,000,000 shares of Kokanee to the Company

The option granted to Kokanee is for a term of three years from the date of this agreement, subject to the following annual mineral exploration commitments on the Diamond Peak Property:

i)

$100,000 to be spent by Kokanee in the first year of the agreement;

ii)

$300,000 in the second year, and

iii)

$600,000 in the third year.

The Company did not incur any exploration expenses on the Diamond Peak project during the nine month period ended September 30, 2007.

NOTE 3.

MINERAL PROPERTIES (continued):

C de Baca, New Mexico, United States

On September 22, 2005 the Company announced that it is acquiring a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims was US$10,000 cash payment on acceptance for filing by the Exchange (paid), with annual payments of US$10,000 until production.  After production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

To June 30, 2007, the Company has incurred total acquisition costs of $82,547 with respect to the Dat Claims.  This amount is comprised of staking fees of $10,800, filing fees of $37,119 and the purchase price of $34,628 (US$30,000).

During the nine month period ended September 30, 2007 the Company incurred the following exploration costs on the C de Baca project:

Geological consulting	$ 43,177
Drilling	136,683
Field expenses	1,772
Permits and licenses	10,904
$ 192,536

Nustar Claims, Arizona, United States

On April 4, 2007 the Company entered into an Agreement with NUSTAR Exploration LLC, a private Arizona limited liability corporation, for the acquisition of a 100% interest in 427 mineral claims located in the Arizona Strip of the Colorado Plateau in northwest Arizona.

Under the terms of the Agreement with NUSTAR, MAX acquired a 100% interest in the NUSTAR Claims by making a cash payment to NUSTAR of US$128,100 and issuing 200,000 shares of MAX’s common stock at a deemed price of $1.21 per share, subject to a gross royalty of 4% (the “Royalty”) of sales revenue from commercial production of uranium from the NUSTAR Claims.   For each breccia pipe identified on the NUSTAR Claims that goes into commercial production, MAX shall have the right to purchase 3% of the 4% Royalty on that breccia pipe by payment to NUSTAR of $1,000,000.

During the nine month period ended September 30, 2007 the Company incurred $1,426 for geological consulting on the NUSTAR claims.

Ravin Claims, Nevada, United States

On September 10, 2007 MAX entered into an Option Agreement with Energex, LLC, a Nevada corporation, for the acquisition of a 100 % interest in the Ravin molybdenum/tungsten property, 162 mineral claims located in Lander County, Nevada.  Energex, LLC is wholly-owned by Clancy J. Wendt, the Vice President of Exploration for MAX.

The terms of the Option Agreement with Energex call for the payment of US$5,000 (U.S.) on execution of the agreement (which has been paid), $25,000 (U.S.) on the first anniversary of the Effective Date, $35,000 (U.S.) on the second anniversary of the Effective Date and $50,000 (U.S.) on each anniversary thereafter.  The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the Option, the Company will own 100% of the project.

NOTE 4.

RELATED PARTY TRANSACTIONS

During the nine month period ended September 30, 2007, management fees of $60,000 (2006 - $45,000) were paid to a private company controlled by a director.   These transactions were measured at the exchange amount agreed to by the related parties.

NOTE 5.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Number of Shares	Share Capital	Contributed Surplus
Common Shares Issued:
Balance at December 31, 2005	10,005,742	3,400,520	364,319
Shares issued for mineral properties	100,000	40,000	-
Exercise of stock options	118,000	68,562	(23,862)
Private placement	1,140,000	855,000	-
Finders fees	-	(27,000)
Stock-based compensation	-	-	49,060
Balance at December 31, 2006	11,363,742	$ 4,337,082	$ 389,517

Shares issued for mineral properties	200,000	242,000	-
Exercise of stock options	390,000	146,680	-
Exercise of warrants	665,000	357,828	-
Private placement	8,658,570	8,800,370	-
Finders fees	-	(937,278)	-
Stock-based compensation	-	-	498,274
Balance at September 30, 2007	21,277,312	$ 12,946,682	$ 887,791

Private Placements

On March 29, 2006 the Company announced a non-brokered private placement of up to 1,400,000 units at $0.75 per unit, with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase one additional common share of the Company for a two year period, exercisable at $1.00 per share.  The first tranche of this private placement, comprised of 997,000 units, was completed in April, 2006 for gross proceeds of $747,750.    The second and final tranche of this placement, comprised of an additional 143,000 units for proceeds of $107,250, was completed in May, 2006, bringing the final total for this placement to 1,140,000 units.   All of these warrants were outstanding at September 30, 2007.

On May 24, 2007 the Company completed a brokered private placement at a price of $1.00 per Unit, and 500,000 flow-through units (the “FT Units”) at a price of $1.20 per FT Unit (the “Offering”).  Each Unit consists of one common share of the company and one-half of a transferable common share purchase warrant (each whole such warrant a “Warrant”).   Each FT Unit consisted of one common share of the company and one-half of a Warrant.  The shares and any shares acquired on the exercise of warrants are subject to a hold period expiring on September 25, 2007.  The Agents received a commission of 7% of the gross proceeds of the Offering, of which half was paid in cash and the balance was settled by the issuance of 199,570 Units at $1.00 per Unit.   In addition, the Agents received 495,000 compensation options, with each compensation option entitling the Agents to purchase one common share of the Company at a price of $1.20 for a period of 18 months following the closing.

In addition, during May 2007 the Company also completed a non-brokered private placement of 209,000 flow-through units at a price of $1.20 per unit and 2,750,000 non-flow through units at a price of $1.00 per unit for gross proceeds of $3,000,800.  The terms of the units in the non-brokered private placement are the same as the terms of the Units in the brokered Offering, with the shares and any shares acquired on the exercise of warrants subject to a hold period expiring on September 15, 2007 (as to 1,275,000 units), September 28, 2007 (as to 1,629,000 units) and October 4, 2007 (as to 55,000 units).   Finders’ fees of $56,700 in cash and 67,500 share purchase warrants exercisable at $1.20 for a period of 18 months from closing were paid with respect to a portion of this private placement.

Stock Options

On February 7, 2006 the Company granted stock options to directors and officers entitling them to purchase 225,000 common shares at a price of $0.70 per share to February 7, 2008.  The granting of these options resulted in a stock based compensation expense of $70,381 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.99% and an expected volatility of 86%.

On March 30, 2006 the Company granted stock options to a consultant entitling him to purchase 25,000 common shares at a price of $0.85 per share to March 30, 2008.  The granting of these options resulted in a stock based compensation expense of $9,724 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.07% and an expected volatility of 89%.

NOTE 5.

SHARE CAPITAL  (continued):

Stock Options (continued)

On September 5, 2006 the Company granted stock options to directors and officers entitling them to purchase 300,000 common shares at a price of $0.35 per share to September 5, 2008.  The granting of these options resulted in a stock based compensation expense of $49,060 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.97% and an expected volatility of 93%.

On April 5, 2007 the Company granted stock options to a consultant entitling him to purchase 50,000 common shares at a price of $1.09 per share to April 5, 2009.  The granting of these options resulted in a stock based compensation expense of $23,645 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.10% and an expected volatility of 76%.

On July 27, 2007 the Company granted stock options to a directors, officers and consultants entitling them to purchase 875,000 common shares at a price of $1.05 per share to July 27, 2010.  The granting of these options resulted in a stock based compensation expense of $447,752 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 4.61% and an expected volatility of 77%.   A further 200,000 options exercisable at $1.05 per share until July 27, 2009 were granted to consultants at this same time and resulted in a stock-based compensation expense of $21,060 being recorded for options vested during the period.

On August 30, 2007 the Company granted stock options to a consultant entitling him to purchase 225,000 common shares at a price of $0.81 per share to August 30, 2009.  The granting of these options resulted in a stock based compensation expense of $5,871 being recorded, representing the fair value of the options vested during the period.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.21% and an expected volatility of 79%.

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2005	768,000	$0.42	1.28 years
Options granted	550,000	0.52	-
Options exercised	(118,000)	0.38	-
Options cancelled and expired	(125,000)	0.40	-

Balance, December 31, 2006	1,075,000	$0.47	1.00 years
Options granted	1,350,000	1.01	-
Options exercised	(390,000)	04.3	-

Balance, September 30, 2007	2,035,000	$0.87	1.82 years

NOTE 5.

SHARE CAPITAL (continued)

The following incentive stock options were outstanding and exercisable at September 30, 2007:

Number of Shares	Exercise Price	Expiry Date

110,000	$0.60	October 7, 2007
50,000	$0.60	December 7, 2007
200,000	$0.70	February 23, 2008
25,000	$0.85	March 30, 2008
300,000	$0.35	September 5, 2008
50,000	$1.09	April 5, 2009
875,000	$1.05	July 27, 2010
200,000	$1.05	July 27. 2009
225,000	$0.81	August 30, 2009
2,035,000

Warrants

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2005	1,000,058	0.52	1.40 years
Warrants issued	1,140,000	1.00	-
Warrants exercised	(62,500)	0.53	-
Warrants cancelled and expired	(100,000)	0.47	-

Balance, December 31, 2006	1,977,558	$ 0.82	0.97 years
Warrants issued	5,023,095	1.29	-
Warrants exercised	(665,000)	0.53	-

Balance, September 30, 2007	6,335,653	$ 1.22	1.06 years

In 2005 the Company issued 25,000 warrants to the agents in connection with a private placement of 1,135,000 units.  The fair value of these agents warrants was estimated to be $5,828 and charged to share capital as a share issuance cost.   The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.99% and an expected volatility of 88%.  These warrants were exercised during the three month period ended March 31, 2007.

In May 2007 the Company issued 693,810 warrants to the agents in connection with their participation in brokered and non-brokered private placements totalling 8,658,570 units.  The fair value of these agents warrants was estimated to be $288,562 and charged to share capital as a share issuance cost.   The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 1.5 years, a risk-free interest rate of 4.56% and an expected volatility of 78%.

NOTE 5.

SHARE CAPITAL (continued)

The following warrants to acquire common shares were outstanding at September 30, 2007:

	Number of Shares	Exercise Price	Expiry Date

Warrants	172,558	$0.70	November 6, 2007
	984,000	$1.00	April 27, 2008
	156,000	$1.00	May 17, 2008
	637,500	$1.30	November 14, 2008
	2,849,785	$1.30	November 24, 2008
	814,500	$1.30	November 28, 2008
	27,500	$1.30	December 4, 2008

Agents Warrants	67,500	$1.20	November 14, 2008
	495,000	$1.20	November 24, 2008
	131,310	$1.20	November 28, 2008

	6,335,653

NOTE 6.

SUPPLEMENTARY CASH FLOW DISCLOSURE:

		Nine months ended September 30, 2007	Nine months ended September 30, 2006
Cash paid for: Interest	$	$ -	$ -
Income taxes		$ -	$ -

There were no significant non-cash transactions during the nine month periods ended September 30, 2007.

NOTE 6.

SUBSEQUENT EVENTS

Subsequent to September 30, 2007 a total of 161,918 warrants at $0.70 per share were exercised, resulting in cash proceeds to the Company of $113,343.  A further 10,640 warrants exercisable at $0.70 per share until November 6, 2007 expired unexercised.

MAX RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three month period ended September 30, 2007

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes for the three month period ended September 30, 2007.  All dollar amounts are stated in Canadian funds.  This discussion is based on information available as at November 29, 2007.

During the period under review, the Company completed a five hole diamond drill program at the Gold Hill project in Alaska and entered into entered into an Option Agreement to acquire a 100 % interest in the Ravin molybdenum/tungsten property in Lander County, Nevada from  Energex, LLC, a Nevada corporation.

Gold Hill, Alaska

On July 30th 2007 the Company began a five hole diamond drill program to test molybdenum exploration targets at Gold Hill in Alaska.   The drill campaign was designed to test a broad Molybdenum/Copper/Gold geochemistry and geophysical magnetic anomaly covering a 700m by 800m area.

The Gold Hill property comprises 8,520 acres located approximately 212 miles north northeast of Anchorage and is accessible to within five miles of the property by the all-weather unpaved Denali Highway (State Highway 8).  The property is then easily accessed using hunting roads and trails.

The Company has planned this drill program to confirm the reliability and relevance of original data collected and contained in internal reports by Dome Mines Ltd., Cities Services Minerals, GCO Minerals of Houston, Texas, Amax Exploration Inc. and Hemlo Gold Mines (USA).  At least 2,550 soil samples, 239 rock samples, 1,905 drill samples and an unknown number of channel samples from 2,900 feet of trenches have been taken on the property. Ground and airborne geophysical surveys have been conducted over the property which had identified magnetic highs which were then targeted for base metal and molybdenum  mineralization.

The Gold Hill property was explored for base metals during the early 1970’s by the New Alaska Syndicate (Cities Services Minerals and Dome Mines Ltd).  At least 20 drill holes were drilled over the then 4,960 acre property.  The drill holes tested numerous soil anomalies, with significant molybdenum mineralization intersected on the southwest side of Gold Hill.  Hole DDH 77-2, intersected the highest values in a quartz-molybdenum +/- pyrite zone grading  0.048% MoS2 from 0 to 536 feet with a higher grade interval from 350-500 of 0.094% MoS2. This area has never been followed up with modern exploration techniques. The immediate area of the drilling contains a significant magnetic anomaly that coincides with the mineralization.  Previous drilling never tested this magnetic feature nor the surrounding sedimentary rocks.    This area is best described as having strong skarn and silicification development and coincident mineralization. This area is the primary target of the current exploration program.  For more information on the Gold Hill project, please visit our web site at www.maxresource.com.

A National Instrument 43-101 Geological Report was completed on the Gold Hill project in July 2004 that has been filed on SEDAR and can be viewed on SEDAR or at www.maxresource.com.  The historic information provided above is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.  There are no resources and reserve estimates relating to the Claims.  The original data provided by Dome and Cities Service is historical in nature, has not been verified by the issuer’s qualified person, may not be relevant and should not be relied upon.  Additional drilling on the Gold Hill property will be required in order to provide updated geological data compliant with NI 43-101.

The Gold Hill project is the subject of an Option Agreement with Zazu Exploration, Inc. (“Zazu”), a privately-held Texas corporation, which holds a Lease on the Gold Hill Claims from GCO Minerals Company.  The terms of the Option include a payment of US$25,000 and the issuance of 100,000 Shares and 100,000 Warrants exercisable at $0.47 per share for a two year period.  In order to maintain the Option, MAX must issue an additional 200,000 shares by January 1, 2005 (issued in December, 2004) and a further 200,000 shares which were issued in December 31, 2005.

MAX has assumed all of Zazu’s obligations under the lease which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds), as amended effective November 23, 2006:

Cumulative

Year               Work Commitment            Work Committment      Advance Royalty

2004               $100,000 (incurred)                  $   100,000

$   5,000 (paid)

2005                 150,000 (incurred)                      150,000

    15,000 (paid)

2006                 deferred to 2007                           250,000

    25,000 (paid)

2007                 250,000                                        500,000

                 25,000 (paid)

2008                 250,000                                       750,000

    50,000

2009                 500,000                                     1,250,000

    75,000

2010                 500,000                                     1,750,000

  100,000

2011                 500,000                                     2,250,000

  100,000

Upon exercise of the Option, MAX can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”) and back-in rights to GCO Minerals.  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, MAX will pay to Zazu an additional NSR of 1%.

On August 29, 2007 MAX announced assays received from the top half of drill hole DH-07-1 on the Gold Hill Molybdenum Property in Alaska.  Assays for the top 540 feet returned 0.054% MoS2 and included a 250 foot intercept of 0.08% MoS2.  This hole was drilled to a depth of 965 feet, with the results form the remainder of the hole available in early October and returning 0.041% MoS2 over a core length of 425 feet.  Together with the previously reported intersection, Hole DH-07-01 assayed a total of 0.048% MoS2 over the entire core length of 965 feet. The best interval occurs as 250 feet of 0.080% MoS2 beginning at 260 feet down hole.  Further, Hole DH-07-01 ended in molybdenum mineralization grading 0.054% MoS2.

Anomalous and dispersed values in copper were also reported. Copper mineralization occurs in core as chalcopyrite. These intervals are located at various areas throughout the drill hole, as indicated in the following table:

Drill Hole

Interval (feet)

Width (feet)

Mineralization

Molybdenum Results

DH 07-1

    0-965 feet

965 feet

0.048% MoS2 (0.029% Mo)

540-965

425 feet

0.041% MoS2 (0.025% Mo)

Including

    0-540

540 feet

0.054% MoS2 (0.033% Mo)

260-510

250 feet

0.080% MoS2 (0.048% Mo)

855-915

  60 feet

0.058% MoS2 (0.035% Mo)

Copper Results

0-250 feet

250 feet

0.0266 % Cu

Including

130-200

70 feet

0.043% Cu

755-815

60 feet

0.026% Cu

845-965

120 feet

0.028% Cu

On October 17, 2007 MAX announced assays from a further two diamond drill holes on the Gold Hill Molybdenum Property in Alaska.  Drill hole DH-07-03 returned 0.058% MoS2 over a core length of 1,000 feet, which included a higher grade intercept of 0.18% MoS2 (0.107% Mo) over 45 feet.  Anomalous and dispersed values in copper were also reported. Copper mineralization occurs in core as chalcopyrite. These intervals are located at various depths throughout the drill hole (see table below).

The results for DH 07-03 are as follows:

Drill Hole

Depth (feet)

Interval (feet)

Mineralization

Molybdenum Results

DH 07-03

  0-1000

1000 feet

0.058% MoS2 (0.035% Mo)

Including

    0-750

750 feet

0.0734% MoS2 (0.044% Mo)

Including

135-180

45 feet

0.18% MoS2 (0.107% Mo)

Including

445-485

40 feet

0.135% MoS2 (0.081% Mo)

Copper Results

0-320

320 feet

0.0226 % Cu

500-1000

500 feet

0.045% Cu

Drill Hole DH-07-02 also had moderately lower molybdenum values over the entire length of the drill hole but slightly better copper values, which is indicative of a typical zoning pattern usually found in a porphyry system.    The results for DH 07-02 are as follows:

Drill Hole

Depth (feet)

Interval (feet)

Mineralization

Molybdenum Results

DH 07-02

 0-1000

1000 feet

0.030% MoS2 (0.0167%Mo)

Copper Results

0-430

430 feet

0.054% Cu

430-605

175 feet

0.0215% Cu

On November 19, 2007 MAX announced assays from the final two diamond drill holes on the Gold Hill Molybdenum Property in Alaska.  Drill hole DH-07-05 returned 0.0466% MoS2 over a core length of 822 feet, which included a higher grade intercept of 352 feet of .0706% MoS2.   Copper results are still pending.

Drill hole DH-07-05 was an angled drill hole designed to test across the mineralization that was intersected in drill holes DH-07-02 and DH-07-03.  The drill hole did not cut the entire interval and mineralization was visibly increasing at the bottom of the drill hole as it neared the projection of the main zone. This hole will be continued during drilling next season. Anomalous and dispersed values in copper were also reported. Copper mineralization occurs in core as chalcopyrite. These intervals are located at various depths throughout the drill hole.

Drill Hole DH-07-04 was a vertical hole. This hole reports good molybdenum values over the entire core length of 1000 feet, which included a 250 foot interval of 0.0603% MoS2.  This hole also reported better copper values.  Again, this is a typical zoning pattern usually found in many porphyry style systems.

Drill Hole

Depth (feet)

Interval (feet)

Mineralization

Molybdenum Results

DH-07-05

15-837

822 feet

0.0466% MoS2 (0.0279% Mo)

15-465

450 feet

0.0284% MoS2 (0.0170% Mo)

485-837

352 feet

0.0706% MoS2 (0.0423% Mo)

Includes

560-630

  70 feet

0.0855% MoS2 (0.0512% Mo)

780-837

  57 feet

0.0912% MoS2 (0.0546% Mo)

Molybdenum Results

DH 07-04

  0-1000

1000 feet

0.0408% MoS2 (0.0244% Mo)

Including

450-700

250 feet

0.0603% MoS2 (0.0362% Mo)

Including

900-1000

100 feet

0.0533% MoS2 (0.0334% Mo)

Copper Results

0-1000

1000 feet

0.0416 % Cu

including

0-200

  200 feet

0.0809% Cu

Mr. Clancy Wendt, P.Geo., VP Exploration for MAX states, “We now have all the results from the drill program at Gold Hill. We have begun to assess the data and to plan our drill program for next year at Gold Hill.    We have four holes carrying strong molybdenum mineralization over long widths and often ending in mineralization.  The results from Hole DH0-07-05, combined with those from Hole DH-07-03 (0.058% MoS2 over 1,000 feet) and DH-07-01, which intersected 0.048% MoS2 over the entire core length of 965 feet and ended in molybdenum mineralization, continue to indicate that a molybdenum porphyry system is present at Gold Hill."  Mineralization has also been found to the east of this anomaly in sediments. It opens up the potential for a skarn type system that is to be tested during drilling planned for next spring.

QA / QC (Quality Control and Quality Assurance): Core material was collected at the drill site and placed in core boxes under the supervision of an experienced geologist. It was logged for rock type, alteration, structure, and recorded with detailed descriptions. Core was split using a hydraulic core splitter and one-half was sent to the Alaska Assay Laboratories. The other half is kept at MAX’s core storage facility in Anchorage.  Drill holes were sampled at five foot sample intervals. Samples were delivered in sealed bags to the Alaska Assay Labs facility in Fairbanks, Alaska for sample preparation. Alaska Labs is using a 2 acid digestion and a 30 Element AES ICP Scan.

Sample Preparation quality control at Alaska Assay Labs includes strict chain of custody documentation, careful logging of samples documentation, careful cleaning of all equipment documentation, and careful monitoring of crush and grind particle size documentation, and careful protocol documentation following ISO9002/17025 guidelines.

Qualified Person: Max’s exploration program was supervised by Clancy J. Wendt, P.Geo., who is a qualified person as defined in National Instrument 43-101 for this disclosure.

During the three month period ended September 30, 2007 the Company spent a total of $701,931 on exploration of the Gold Hill property.  This amount was comprised of $63,515 for geological consulting services, $366,921 for drilling and assaying, $257,358 for field expenses, $2,379 for licensing and $11,758 for travel.

C de Baca Uranium project, New Mexico

The C de Baca project is located approximately 14 miles north of the town of Magdalena and 100 miles south of the city of Albuquerque, New Mexico.  The claims have excellent road access by both gravelled and cross county roads.

The C de Baca project was explored during the early 1980’s by Occidental Minerals, a wholly-owned subsidiary of Occidental Petroleum.  The uranium host is a 3500+ foot wide south-trending sequence of strongly reduced braided stream deposits grading into a system of alluvial fan and flood plain sediments.  This geo-chemically well-defined depositional trend favours uranium deposition along the margins of the system where the reduced (altered) sands range in thickness from 150-200 feet.  During this exploration, 216 drill holes were drilled in specific areas of the claim block and roughly defined the eastern limits of the favourable system.  The best drill hole had 7.5 feet of 0.20% U3O8 at a depth of 291 feet.  Due to the geological formations in the area, Occidental Minerals felt that the property may be amenable to in-situ mining methods.  In situ recovery (“ISR”), also known as solution mining, involves leaving the ore where it is in the ground and using non-toxic liquids which are pumped through it to recover the minerals out of the ore by leaching.  As a consequence, there is little surface disturbance and no tailings or waste rock generated.  According to the World Nuclear Association, 21 percent of the world’s uranium production came about through ISR mining in 2004.

Historic reports completed by Occidental Minerals in 1981 and 1982 indicated that they had identified an exploration target of 1.67 million tons grading 0.18% U3O8 (approximately 6 million lbs.) and that there was upside potential to find more mineralization. These reports are included in the uranium database acquired by MAX in June 2006 and are being evaluated.  The Occidental Minerals reports contain data not previous reviewed, including uranium grade thickness maps and copies of the original drilling logs.  These reports were thought to have been lost and support the historic resource estimate made by Occidental Minerals.

This report by Occidental Minerals was not NI 43-101 compliant (and predated NI 43-101).  There has been no NI 43-101 Geological Report completed on the Claims or on the C de Baca project.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and the historic information should not be relied upon.  Any resource and reserve estimates relating to the Claims are historical in nature, have not been verified by the Company’s qualified person and should not be relied upon.

On May 21, 2007 MAX commenced a 14 hole rotary drill program at C de Baca project in New Mexico designed to allow MAX to confirm the historic drilling data and to enable a resource estimate in compliance with NI 43-101.

On June 5 2007 MAX announced the results from the first drill hole at C de Baca, CDB-1.  These results confirmed a historic drill result achieved by Occidental Minerals (“Oxymin”) of 5.5 feet of 0.043% eU308 at 300 feet and a second mineralized zone of 4 feet of 0.024% eU3O8 at 317 feet down hole.

The first hole of the current program, CDB-1, was a twin of hole BR-23 drilled by Oxymin in the 1980’s which contained:

Oxymin hole #

Total Depth

Interval

Mineralization

BR-23

520 feet

305.5-307.5

0.062% eU3O8

323.5-325.0

0.036% eU3O8

345.0

Anomalous

356.0

Anomalous

The current results achieved by MAX at CDB-1 were through gamma ray probe readings by Jet West Geophysical Services LLC of Farmington, New Mexico and include:

MAX Hole #

Total Depth

Interval

Mineralization

CDB-1

378.0 feet

300-305.5

0.043% eU3O8

Containing

301.0-301.5

0.06% eU3O8

Containing

301.5-302.0

0.10% eU3O8

Containing

302.0-302.5

0.09% eU3O8

Containing

302.5-303.0

0.05% eU3O8

Second Zone

317.5-321.5

0.024% eU3O8

On June 19, 2007 MAX announced the results from a further six drill holes, CDB-2 to CDB-7, of which Hole CDB-6 returned 6.5 feet of 0.136% eU3O8 beginning at a depth of 155.5 feet (including 0.368% eU3O8 from 157.5-159.0 feet) and 5 feet of 0.167% eU3O8 from 170 -175 feet.  Results include the following:

MAX Hole #

Total Depth

Interval

Mineralization

CDB-2

347 feet

270.0-282.0

0.0226 % eU308

CDB-3

347 feet

261.5-264.5

0.031 % eU308

293.0-297.0

0.014 % eU308

CDB-4

181 feet

160.5-164.0

0.036% eU308

Including

162.0-162.5

0.07% eU308

CDB-5

210 feet

180-182.0

0.019% eU308

184.5-190.0

0.074% eU308

Including

186.5-189.0

0.173% eU308

CDB-6

200 feet

155.5-162.0

0.136% eU308

170.0-175.0

0.167% eU308

Including

157.5-159.0

0.368% eU308

Including

173.0-173.5

0.76% eU308

CDB-7

235 feet

201.0-208.0

0.052% eU308

Including

205.0-207.0

0.094% eU308

On July 9, 2007 MAX announced the results from the final seven drill holes at C de Baca.  Highlights included drill hole CDB-10A, which contained 2.0 feet of 0.065% eU308 at a depth of 295.5 feet.

Results from these drill holes at C de Baca, CDB 8 to CDB-14, along with the first seven holes announced earlier, continue to confirm historic drill results reported by Occidental Minerals (“Oxymin”) in the early 1980’s.  Results are tabulated as follows:

Hole #

Total Depth

Interval

Mineralization

CDB-8

248 feet

184.5-194.5

0.0159% eU308

CDB-9

346 feet

306.5-310.0

0.034 % eU308

328.5-330.0

0.015% eU308

CDB-10

311 feet

Anomalous

CDB-10A

309 feet

295.5-297.5

0.065% eU308

CDB-11

319 feet

286.5-294.0

0.037% eU308

CDB-12

336 feet

202.0-203.5

0.0.012% eU308

CDB-13

229 feet

176.5-180.5

0.0162% eU308

a.a-202.0

0.015% eU308

CBD-14

238 feet

199.5-200.0

0.026% eU308

217.0-217.5

0.025% eU308

This initial 14 hole mud rotary drill program was designed to confirm historic drill results reported by Occidental Minerals (“Oxymin”) during exploration of the C de Baca Uranium property during the 1980’s.  While the results of these drill holes were within expectations, the results from drill hole CDB-10 were affected by the intersection of an unknown basaltic dike.  MAX drilled an offset hole, CDB-10a, to avoid intersecting the basaltic dike and to better test the main zone of uranium mineralization. This hole successfully encountered 2.0 feet of 0.065% eU308 at a depth of 295.5 feet.

MAX plans to begin permitting for additional drilling at C de Baca that will include a series of diamond drill holes in the area of Oxymin’s drill hole BR-57 (which returned 7.5 feet of 0.20% eU308 beginning at a depth of 297 feet) to further test the uranium mineralization and to test the lithological and structural controls to the mineralization of the system. This area is also coincident to MAX drill hole CDB-6, which returned 6.5 feet of 0.136% eU308 beginning at a depth of 155.5 feet, inclusive of 0.368% eU308 from 157.5-159.0 feet, and a further 5 feet of 0.167% eU308 from 170 -175 feet.

QA/QC, Quality Assurance / Quality Control:  Gamma, Spontaneous Potential (SP), and Resistivity values were logged by Jet West Geophysical Services LLC of Farmington, New Mexico.  The Gamma portion of the downhole logging tool was calibrated by uranium-industry standard values located in mines at Grants, New Mexico. In situ uranium grades, expressed as equivalent U3O8 (“eU3O8”) are calculated using the digital gamma ray values acquired by the downhole logging tool and uranium industry standard techniques for gamma log interpretation.  Downhole gamma log interpretation has historically been found to be an accurate representation of in situ grades for uranium mineralization in the Magdelana District.  Chemical assays of samples will be done and used to determine relative trace element concentrations as a guide to future drilling.

Qualified Person: The C de Baca Uranium Project is managed by Mr. Clancy J. Wendt, P. Geo., the VP Exploration for MAX and a Qualified Person as defined by National Instrument 43-101 guidelines.  Stewart Brothers of Grants, New Mexico was the drilling contractor.

MAX’s future plans for C de Baca include the initiation of various geological, lithological, structural and mineralogical studies to better aid in the design of the next drill program. Our recent drilling has helped to demonstrate the consistency of the mineralized system throughout the deposit.

During the three month period ended September 30, 2007 the Company spent $154 towards permitting on the C de Baca project.

NUSTAR Uranium Project, Colorado Plateau, Arizona

On April 4, 2007 MAX entered into an Agreement with NUSTAR Exploration LLC, a private Arizona limited liability corporation, for the acquisition of a 100% interest in 427 mineral claims located in the Arizona Strip of the Colorado Plateau in northwest Arizona.

The NUSTAR uranium claim block is comprised of 427 mineral claims totalling 8,540 acres and is located in the highly prospective Arizona Strip in Mohave County, Arizona.  The targets are uranium-bearing solution-collapse “breccia pipes” that were mined during the early 1980’s.

The claims in the NUSTAR prospect area are located on the north-western trend of uranium deposits in this area of Arizona. This trend contains the high-grade past producing Hacks Canyon mines, the Arizona 1 mine (currently on standby) and the EZ-1 and EZ-2 breccia pipes recently purchased by Denison Mines Corp. (DML:TSX) from Pathfinder Mines.  The average grade of the uranium ore that has been mined in the Arizona Strip is high compared to the other deposits in the Colorado Plateau and ranges from 0.40% to 0.80% U3O8.   The size of the deposits has historically varied from 400,000 kg (880,000 lbs) to 2,000,000 kg (4,400,000 lbs) of recovered U3O8.  Uranium exploration on the Arizona Strip started in the 1950’s with the discovery of surface outcrops of uranium mineralization.  Exploration continued periodically, driven by the fluctuating price of uranium until the middle 1980’s when essentially all uranium exploration in the U.S. stopped.  Results from much of the work done on this area of the Colorado Plateau are reported in various publications by the USGS and State agencies in Arizona.  Uranium exploration involved companies such as Energy Fuels, Pathfinder Mines, Western Mines (a division of Phelps Dodge), Uranerz, and many others.

The NUSTAR uranium occurrence is characterized as a breccia pipe caused by the movement of water through strata creating “rubble” zones and solution collapse breccias. The uranium is precipitated within these zones at a reduction/oxidation interface reflecting changes of the ground water chemistry and/or pressure gradients.  The mineralogy of the breccia pipes is, generally, pyrite, copper, molybdenum, lead, zinc and pitchblende.  The NUSTAR project area is located about 8-10 miles from the EZ pipes and about 20 miles from the Hacks Canyon Mines.  MAX has initiated plans to explore and expand known uranium drill targets.  Preparations are underway for a fall exploration program consisting of regional mapping, soil gas acquisition, reviewing archived geologic data and completing a comprehensive regional geologic survey.  Drill targeting will focus on testing known geologic targets and uranium showings.   Exploration will begin as soon as qualified field staff become available.

Mr. Clancy J. Wendt, P. Geo, who has over 34 years experience in the mining industry and is a Licensed Geologist in the State of Arizona (#18283), has acted as the qualified person as defined in National Instrument 43-101 for the purpose of the release of technical information contained herein.

Under the terms of the Agreement with NUSTAR, MAX purchased a 100% interest in the NUSTAR Claims by making a cash payment to NUSTAR of US$128,100 and issuing 200,000 shares of MAX’s common stock, subject to a gross royalty of 4% (the “Royalty”) of sales revenue from commercial production of uranium from the NUSTAR Claims.   For each breccia pipe identified on the NUSTAR Claims that goes into commercial production, MAX shall have the right to purchase 3% of the 4% Royalty on that breccia pipe by payment to NUSTAR of $1,000,000.

During the three month period ended September 30, 2007 the Company spent $569 for geological consulting on the NUSTAR claims.

Ravin Molybdenum/ Tunsgten Property, Nevada

On September 10, 2007 MAX announced that it had entered into an Option Agreement to acquire a 100 % interest in the Ravin molybdenum/tungsten property in Lander County, Nevada (the “Ravin Property”) from  Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, the Vice President of Exploration for MAX.

The Ravin Property is a historic Freeport/Huston Oil and Minerals Metal property that was explored during the late 1970’s and early 1980’s. The property is comprised of 162 claims located 20 miles north of the town of Austin, Nevada.  Strong surface molybdenum and tungsten mineralization occurs within Cambrian sediments which have been intruded by two separate Cretaceous granitic to quartz monzonite plutons.  The Raven Pluton is the largest and crops out over an area of about 2 square miles.  The smaller Cadro Pluton crops out over a ½ square mile area in the northwest part of the project.  The Cadro Pluton appears to be responsible for a majority of the hydrothermal alteration and molybdenum mineralization seen on the project.

Freeport drilled 17 rotary and core holes to test a molybdenum-copper-fluorine anomaly found within the Cambrian sedimentary units. The anomalous zone showed strong structural control and is thought to be associated with the contact zone of the Cadro Pluton.  All but 4 drill holes encountered molybdenum mineralization and highlights included:

Drill Hole

Interval

Width

Grade

Rw 80-2, 81-2c

600-650 feet

50 feet

0.053% MoS2

800-900 feet

100 feet

0.047% MoS2

Rw 80-7

100-350 feet

250 feet

0.105% MoS2

Rw 81-11c

150-350 feet

200 feet

0.052% MoS2

Rw 81-13c

550-800 feet

250 feet

0.052% MoS2

1650-1700 feet

50 feet

0.055% MoS2

Rw 81-14c

600-650 feet

50 feet

0.051% MoS2

Historically, the property had been explored by Union Carbide, Houston Oil and Minerals and Freeport Exploration.  Union Carbide drilled three core holes with the deepest hole drilled to a depth of 500 feet.   Houston Oil subsequently acquired the property in 1978 and drilled six core holes in the Reward tungsten pit.  As part of a regional rock and soil geochemistry program, Houston Oil identified a coherent molybdenum soil anomaly.  They drilled two diamond drill holes and the best intercept encountered was 40 feet of 0.66% MoS2.   Freeport optioned the property in 1981 and drilled 17 rotary and core drill holes.   Some of the historic drill holes exist in the form of reports and summaries of the drilling, exploration, drill logs and assays but none of he original assay sheets are available.  Exploration will be conducted to further the known mineralization and confirm previous work.

The terms of the Option Agreement with Energex are as follows:

Date

Payment Amount

Upon execution of this Agreement

$5,000 (U.S.)

First anniversary of Effective Date

$25,000 (U.S.)

Second anniversary of Effective Date

$35,000 (U.S.)

Each anniversary thereafter

$50,000 (U.S.)

The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the Option, the Company will own 100% of the project.

The reports by Freeport and Houston Oil and Minerals are not NI 43-101 compliant (and predated NI 43-101).  There has been no NI 43-101 Geological Report completed on the claims or on the Ravin project.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

During the three month period ended September 30, 2007 the Company spent $60,681 on staking, filing and acquisition costs related to the Ravin property, inclusive of the US$5,000 paid to Energex.  A further $2,198 was spent on consulting fees as the Company prepared to file a drill permit application for a drill program to be conducted on the Ravin claims in early 2008.

MacInnis Lake Uranium Property, Northwest Territories, Canada

The MacInnis Lake uranium claim block consists of 26,184.64 acres located in the Nonacho Basin 150 km northeast of Fort Smith, Northwest Territories and 145 miles northwest of the Athabasca Basin situated in northern Saskatchewan.    MAX has entered into an option agreement with Alberta Star Development Corp. (TSX.V: ASX; OTCBB: ASXSF) whereby MAX can earn a 50% interest in the MacInnis Lake Uranium Project by incurring exploration expenditures totaling $2 Million over a five year period.   Alberta Star is the operator of the project.

In September, 2007 MAX was advised that a High Resolution Aeromagnetic Gradiometer-Radiometric Survey had been completed on the MacInnis Lake uranium project.  The Survey consisted of 2,093 line-kilometers at 100 meter line spacings and was flown by Fugro Airborne Surveys.

The Company believes that the Survey will provide valuable information which will further enhance our uranium exploration capabilities by clearly showing high definition conductive uranium targets at the MacInnis Lake Uranium Project.  The results from the Survey will be combined with archived historical drill results to assist the Company in identifying exploration drill targets to be scheduled for the summer of 2008.  Drilling will be subject to receiving the required regulatory permits.

The MacInnis Lake Uranium Project and claim-block is known to have widespread surface uranium mineralization, and contains 28 high grade uranium outcrops that were drilled extensively by Shell Oil, Uranerz and PNC Exploration between 1954 and 1988.  All uranium exploration and drilling datasets have been archived and recorded by the Geological Survey of Canada and include;

•

the DUSSAULT, which has a non-compliant drill indicated inferred resource of 37,000 tons grading 0.17% U308 (the occurrence appears to be open down dip and along strike), values of 0.84% U308  intersected over 2 feet and high-grade samples recovered up to 28% U308.

•

the COLE, with numerous trench samples with U308 values reported as high as 3.16%, 5.13% and 20%; and

•

the KULT, which has a surface showing 300m x 500m wide with surface  uranium and copper mineralization that returned grades up to 3.5% Copper and 3.3% U308.

A Technical Report prepared in accordance with National Instrument 43-101 was previously completed on the MacInnis Lake Uranium Project for Alberta Star Development Corp. and is accessible on SEDAR.  The historic information provided above predates NI 43-101 and is for reference only.  The reader should not infer or assert that the information is correct, reliable, relevant or accurate and it therefore should not be relied upon.

During the three month period ended September 30, 2007 the Company spent $125,000 for a airborne geophysical survey on the MacInnis Lake uranium project.

Stock Options Granted

On July 27, 2007 the Company announced that it granted incentive stock options to directors and consultants on 1,075,000 common shares at an exercise price of $1.05 per share, with 875,000 of these options being exercisable for a period of three years from the date of grant and 200,000 being exercisable for a period of two years.

Michael Baybak and Company retained for investor relations services

On August 30, 2007 MAX announced that it had retained the Los Angeles area firm of Michael Baybak and Company, Inc. (“MBC”) to conduct institutionally-oriented investor relations programs on behalf of the Company.  Headed by Mr. Michael Baybak, MBC is a long-term institutional and media investor relations specialist in the natural resource sector, with a focus on introducing Canadian resource companies of merit to broader institutional and retail investor audiences.

MBC has been retained for a one year term at US$7,000 per month, plus reasonable expenses.  MAX has the option of cancelling the agreement after the first six months of service, and/or may renew the agreement after the first year of service.  MAX has also agreed to grant 225,000 incentive stock options to principals of MBC, exercisable at a price of $0.81 for a period of two years and subject to TSX Venture Exchange rules with regard to vesting.

Results of Operations – Three months ended September 30, 2007

During the three month period ended September 30, 2007 the Company incurred operating expenses of $664,409 as compared to operating expenses of $128,708 for the three month period ended September 30, 2006.  The significant changes during the current fiscal period compared to the same period a year prior are as follows:

Stock-based compensation expense of $102,343, a non-cash expense, was incurred during the three month period ended September 30, 2007 for incentive stock options granted to consultants.  This compares to a stock based compensation for options granted to consultants of $4,563 during the same period a year prior.

Stock-based compensation expense of $26,877 was incurred during the three month period ended September 30, 2007 for incentive stock options granted to investor relations consultants and vested during the period.  There were no incentive stock options granted to investor relations consultants during the three month period ended September 30, 2006.

Management fees increased to $30,000 during the three month period ended September 20, 2007 from the $15,000 incurred during the same period a year prior due to an increase in the monthly fee paid to the President of the Company during the current period.

Professional fees increased to $12,464 the three month period ended September 30, 2007 from the $1,699 incurred during the three months ended September 30, 2007 due to additional legal fees incurred during the current period for the drafting of acquisition agreements.

Stock-based compensation of $345,409, a non-cash expense, was incurred for options granted to directors and officers during the current period.  This compares to stock-based compensation expense of $50,188 incurred for options granted to directors and officers during the three month period ended September 30, 2006.

Transfer agent, filing fees and shareholder relations expenses increase to a total of $117,386 during the three month period ended September 30, 2007 from the $45,074 incurred during the same period a year prior.  This was due to increased advertising and promotional expenditures during the current period.

During the current fiscal period, the Company incurred travel costs of $13,828 primarily for attendance at trade shows.    This compares to travel expenses of $1,737 incurred during the three month period ended September 30, 2006 for evaluation of new projects.

Interest income increased to $87,967 during the three month period ended September 30, 2007 from the $6,372 earned during the same period a year prior due to the Company maintaining a higher cash balance in short-term investments during the current period.

During the three month period ended September 30, 2006 the Company elected to abandon its Thomas Mountain uranium project in Utah, resulting in a write-off of mineral properties of $218,125.  There was no comparable write-off during the current fiscal period.

As a result of the foregoing, the net loss for the three month period ended September 30, 2007 was $568,340 as compared to a net loss for the three month period ended September 30, 2006 of $340,461.

Summary of Quarterly Results

	Q3-07	Q2-07	Q1-07	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05
Revenue ($)	87,967	41,348	6,738	5,688	6,372	5,322	2,076	849
Net Loss ($)	568,340	82,840	100,849	75,522	340,461	126,962	179,213	210,636
Loss Per Share($)	0.027	0.005	0.009	0.007	0.030	0.012	0.018	0.028

During the fourth quarter of fiscal 2005, the net loss increased to $210,636 from the $88,883 incurred during the third quarter of fiscal 2005 due to an increase in the transfer agent, filing fees and shareholder relations expenditures charged during the quarter to $70,268 from the $21,886 incurred during the third quarter, and a write-down of mineral properties of $57,000 charged during the fourth quarter due to the abandonment of the Target 2 Claim.

The net loss for the first quarter of fiscal 2006 decreased to $179,213 primarily due to the elimination of the mineral property write-down expense of $57,000 incurred during the fourth quarter of fiscal 2005.  As no stock options were granted during the second quarter, there was no charge for stock based compensation and the net loss for the period was reduced to $126,962.

The net loss for the third quarter of fiscal 2006 increased to $340,461 primarily due to a write-down of mineral properties of $218,125 due to the abandonment of the Thomas mountain project.

As there were no property write-downs or options granted during the fourth quarter of fiscal 2006, the net loss was reduced to $75,522.

The net loss for the first quarter of fiscal 2007 increased to $100,849 from the $75,522 incurred during the fourth quarter of fiscal 2006 due to increased expenditures for filing fees, advertising, trade shows and travel.

During the second quarter of fiscal 2007 the net loss was reduced to $82,840 primarily due to an increase in interest income to $41,348 as a result of the higher cash balances (inclusive of short-term investments) now maintained by the Company following the private placements completed in May, 2007.

The loss for the third quarter of fiscal 2007 increased to $568,340 due primarily to an increase in stock-based compensation expense, a non-cash item, to $474,629 for options granted to consultants, directors and investor relations consultants, as compared to a charge of $23,645 incurred for stock-based compensation expense during the second fiscal quarter.

Liquidity and Solvency

At September 30, 2007 the Company had working capital of $7,899,906, inclusive of cash of $89,110 and short term investments of $7,775,000.  This compares to working capital of $845,962 and cash on hand of $880,201 at December 31, 2006.

The decrease in cash of $309,446 during the three month period ended September 30, 2007 was primarily due to cash used by operations of $98,212 and expenditures on mineral properties of $960,987, offset by funds received from the redemption of short term investments of $775,000 and issuance of shares for cash of $24,753.  During the three month period ended September 30, 2006 cash was reduced by $141,256 due to cash used by operations of $115,386 and expenditures on mineral properties of $25,870.

As of the date of this report, MAX has in excess of $7.8 Million in cash and short-term investments, which will provide sufficient working capital to fund exploration on its properties in Alaska, New Mexico, Arizona and the Northwest Territories though fiscal 2008 as well as its general and administrative expenses through the same period.  With respect to short-term investments, MAX has no exposure to any asset-backed commercial paper (“ABCP”) investments.

Cash flow to date has not satisfied the Company’s operational requirements.  The development of the Company may in the future depend on the Company’s ability to obtain additional financings.  In the past, the Company has relied on the sale of equity securities to meet its cash requirements.  Future developments will depend on the Company’s ability to obtain financing through joint venturing of its projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any such financing.

Changes in Accounting Policies

The Canadian Institute of Chartered Accountants issued the following standards effective for the fiscal years beginning on or after October 1, 2006: Accounting Standards Section 1530 "Comprehensive Income", Accounting Standards Section 3855 "Financial Instruments –Recognition and Measurement" Accounting Standard Section 3861 "Financial Instruments – Presentation and Disclosure" and Accounting Standards Section 3865 –"Hedges". These sections require certain financial instruments and hedge transactions to be recorded at fair value. The standards also introduce the concept of comprehensive income and accumulated other comprehensive income.

The Company adopted these standards effective July 1, 2007 on a prospective basis without retroactive restatement of prior periods. Under the new standard, financial instruments designated as "held for trading" and "available for sale" will be carried at their fair value while financial instruments designated as "loans and receivables", "financial liabilities" and those classified as "held to maturity" will be carried at their amortized cost. All derivatives will be carried on the consolidated balance sheet at their fair value. Mark-to-market adjustments on these instruments will be included in net income. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.  As at September 30, 2007, there was no impact on the Company’s financial statements.

Disclosure Controls and Procedures

The Company’s system of disclosure controls and procedures includes our Disclosure Policy, our Code of Conduct and Business Ethics and the effectiveness of our Audit Committee.   The Company has established procedures that allow the identification of matters warranting consideration of disclosure by the Audit Committee, as well as procedures for the verification of individual transactions and information that would be incorporated in annual and interim filings, including Financial Statements, Management’s Discussion and Analysis, Annual Information Forms and other related documents.

AS required by CSA Multilateral Instrument 52-109, Certification of Disclosure in an Issuer’s Annual and Interim Filings, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of September 30, 2007 under the supervision of management, including the President and the Chief Financial Officer.  The evaluation included review of documentation, enquiries of Company staff and other procedures considered by Management to be appropriate under the circumstances.

As a result of their evaluation, the President and Chief Financial Officer have concluded that the design and operation of the system of disclosure controls was effective as at September 30, 2007.

The President and Chief Financial Officer are also required to file certifications of our annual filings under Multilateral Instrument 52-109.  These certifications may be accessed at www.sedar.com.

Related Party Transactions

During the three month period ended September 30, 2007 the Company paid management fees of $30,000 to a private company controlled by Stuart Rogers, the President of the Company.  This was increased from the $15,000 paid to this same company during the three month period ended September 30, 2006.

Financial Instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, note payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Investor Relations

The Company incurred expenditures of $110,328 on investor relations during the three month period ended September 30, 2007.  This figure was comprised of $7,806 for dissemination of news releases, $30,684 for consulting services, $7,712 for trade shows and $64,126 for advertising and web site maintenance in both North America and Europe.  A further $26,877 was incurred for stock-based compensation, a non-cash expense, for incentive stock options granted to Michael Baybak and Company, the investor relations consultants that were retained during the period.

Michael Baybak and Company has been retained for a one year term at US$7,000 per month, plus reasonable expenses.  MAX has the option of cancelling the agreement after the first six months of service, and/or may renew the agreement after the first year of service.  MAX also granted 225,000 incentive stock options to principals of Michael Baybak and Company, exercisable at a price of $0.81 for a period of two years and subject to TSX Venture Exchange rules with regard to vesting.

Contingencies

The Company is aware of no contingencies or pending legal proceedings as of November 29, 2007.

Equity Securities Issued and Outstanding

The Company had 21,549,230 common shares issued and outstanding as of November 29, 2007.  Included in this total are 100,000 shares held in escrow.  In addition, there were 2,000,000 incentive stock options and 6,163,095 warrants outstanding.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, foreign operations and foreign government regulations, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date    December 3, 2007

By:     /s/ Stuart Rogers

Stuart Rogers

Director